October 5, 2005

Via Facsimile (816) 292-2001 and U.S. Mail

Scott Herpich
Lanthrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

Re:	Boston Financial Qualified Housing Tax Credits L.P. IV,
	A Limited Partnership
Schedule TO filed September 20, 2005
by Anise, L.L.C.
      File No. 5-80100

Dear Mr. Herpich:

      We have reviewed the above-referenced filing and have the following comments.
Schedule 13D
1. Explain to us why the Schedule 13D was not filed until September
12, 2005.  Refer to Rule 13d-1.
General
2. We note that several persons and entities are identified as members of the Form 13D filing Group but have not been named as bidders on the Schedule TO. Please advise us why you believe each of these persons is not a bidder in the tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.
Risk Factors, page 5

3. Refer to the fourth bullet point on page 6.   Expand your
disclosure to explain the impact of a confirmation of transfer and a prohibition of transfer on the offer.


Details of the Offer, page 7

Terms of the Offer, page 7

4. Please revise your disclosure to briefly discuss the "appropriate adjustments" you intend to make to avoid fractional units in the event you use proration in purchasing tendered units. In addition, explain what is meant by "other adjustments."
Conditions of the Offer, page 12
5. Clarify the actions to which you refer in subpart (e) and explain how the bidder would "confirm to its reasonable satisfaction that the
General Partner or Partnership" would not take such actions. In addition, please revise your disclosure to clarify the scope of this condition so that security holders may objectively verify when it has been triggered.
6. Clarify the procedures or regulations to which you refer in subpart (h).
Determination of Offer Price, page 15
7. Clarify how the bidder derived the price from the information it considered. Refer to Section III.B.1 of Exchange Act Release No. 34-
43069 (July 24, 2000).
Certain Information Concerning the Purchaser, page 15
8. Expand your disclosure to explain in greater detail the nature of the lawsuits between your affiliates and the target.
9. Your Schedule 13D filed on September 12, 2005 indicates that "each of the Reporting Persons is considering various alternatives, including taking action to affect management and control of the Issuer." Both here for Anise and in your Schedule 13D for each "Reporting Person" clarify the alternatives being considered. Effects of the Offer, page 17

10. You indicate that the partnership agreement prohibits
transfers
of greater than 5% in any given year.  Please reconcile this with the
disclosure on page 6 that the transfer limitation is 50% in a any given year.
11. In addition, explain why the bidder indicates that it is aware of
approximately 2,353 shares being transferred in the last 12 months when one of the bidder`s joint Schedule 13D filers purchased 10,000 shares on August 15, 2005.
Closing Comments

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.

      						Sincerely,


							Michael Pressman
							Office of Mergers
and Acquisitions


October 5, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE